UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2013 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _____________ to _______________

Commission file number 1-7891

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DONALDSON COMPANY, INC.
RETIREMENT SAVINGS AND
EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DONALDSON COMPANY, INC.
1400 WEST 94TH STREET
MINNEAPOLIS, MINNESOTA 55431

Donaldson Company, Inc.
Retirement Savings and Employee Stock
Ownership Plan
Financial Statements Including Report of Independent Registered Public
Accounting Firm and Supplemental Schedules
December 31, 2013 and 2012

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Index

Note:

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Investment Committee and Administrator of the
Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the Plan) as of December 31, 2013 and 2012 and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan, as listed in the table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP
Minneapolis, Minnesota
June 16, 2014

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012

Assets
Investments, at fair value
Interest-bearing cash	$2,792,884	$304,856
Mutual funds	289,795,268	232,869,654
Donaldson Company, Inc. Common Stock Fund	321,936,564	275,431,334
Common/collective trust	36,463,822	35,233,734

Total investments, at fair value	650,988,538	543,839,578

Receivables
Employer contributions receivable	407,362	438,308
Notes receivable from participants	5,297,043	4,679,037
Total receivables	5,704,405	5,117,345

Total assets	656,692,943	548,956,923

Net assets available for benefits at fair value	656,692,943	548,956,923

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(513,279)	(977,249)

Net assets available for benefits	$656,179,664	$547,979,674

The accompanying notes are an integral part of these financial statements.

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

Additions to net assets attributed to:
Investment income
Interest and dividend income	$16,674,947
Net appreciation of the fair value of investments	122,245,928
Total investment income	138,920,875

Interest income on notes receivable from participants	205,591

Contributions
Employer	7,320,421
Participants	15,371,126
Rollovers	878,872
Total contributions	23,570,419
Total additions	162,696,885

Deductions from net assets attributable to:
Benefits paid to participants	(54,451,493)
Administrative expenses	(45,402)
Total deductions	(54,496,895)

Net increase in net assets available for benefits	108,199,990

Net assets available for benefits
Beginning of year	547,979,674

End of year	$656,179,664

The accompanying notes are an integral part of these financial statements.

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

1.	Description of the Plan

The Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the Plan) is a defined contribution plan sponsored and administered by Donaldson Company, Inc. (the Company). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The following description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

Fidelity Management Trust Company is the Plan’s trustee (the Trustee) and recordkeeper.

Eligibility

All regular full-time and part-time employees are eligible to participate in the Plan upon employment, as defined by the Plan document. Employees covered by a labor agreement are not eligible for any Company contributions, unless their labor agreement and the Plan document provide for it.

Contributions

Participants may contribute up to 50% of pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans. Participants over age 50 may contribute an additional catch-up contribution.

The Company makes fixed matching contributions to the Plan for employees eligible for the matching contribution as defined in the Plan document. The fixed matching contributions are based on participant contributions into the Plan and are calculated at one hundred percent of the first 3% of compensation deferred by the participant and deposited into the Plan and fifty percent of the next 2% of compensation deferred by the participant and deposited into the Plan. The fixed matching contributions are made in cash. Fifty percent of the matching contribution is invested directly in the Company’s common stock while the other fifty percent is invested as the participant’s pre-tax contributions are invested.

The Company provides a fixed annual Company contribution to employees in the Chillicothe, Missouri facility and employees in the Stevens Point, Wisconsin facility hired on or after February 16, 2013 covered by two collective bargaining agreements. A Company contribution equal to 4% of each eligible employee’s pay is made subsequent to the Plan year end. For the Plan year ended December 31, 2013, the Company contribution for Chillicothe and Stevens Point employees was $183,113 and $781, respectively. The contributions are invested according to the participants’ investment elections for their pre-tax contributions. For employees not making pre-tax contributions, the contributions are made to the default Fidelity Freedom Fund as discussed below.

Effective August 1, 2013, the Company began providing a 3% annual Company retirement contribution in addition to the Company’s 401(k) match to eligible participants hired on or after August 1, 2013 as defined by the Plan document. Effective August 1, 2016, the Company will provide a 3% annual Company retirement contribution to eligible participants hired prior to August 1, 2013 as defined in the Plan document. The annual Company retirement contribution is equal to 3% of each eligible employee’s compensation, and is made subsequent to the Plan’s year end. For the plan year ended December 31, 2013, the Company contribution receivable was $29,230. The contributions are invested according to the participants’ investment elections for their pre-tax contributions. For employees not making pre-tax contributions, the contributions are made to the default Fidelity Freedom Fund as discussed below.

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

Participant Accounts

Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not allocate his or her contributions, the contributions are placed in the age appropriate Fidelity Freedom Fund. The participant may directly invest in the Company’s common stock up to 15% of his or her contributions.

The allocation of the participant’s contributions to the investment funds may be changed daily. There are no restrictions on transfers among or between the various investment options for employee contributions. Participants may transfer money out of the Donaldson Company, Inc. Common Stock Fund, but are limited on transferring money into this fund. If the participant has less than 15% of his or her total balance in the Donaldson Company Inc. Common Stock Fund, the participant is able to transfer funds into it up to the amount where the total invested in the fund is 15% of the participant’s total balance. Each participant’s account is credited with his or her contributions, including rollover contributions, his or her share of Company contributions, and an allocation of related investment earnings thereon. Allocation of investment earnings is based on the value of the participant’s account at the close of each day.

Vesting

Participants are 100% vested in their accounts at all times with the exception of contributions made under the annual retirement contribution and the fixed annual Stevens Point contribution outlined above. The annual retirement contribution and the fixed annual Stevens Point contribution becomes fully vested after three years of vesting service.

Payment of Benefits

Upon termination of employment, disability, or termination of the Plan, a participant or designated beneficiary will receive the participant’s account balance in a lump-sum payment. Hardship withdrawals, as defined in the Plan document, are allowed at any time, subject to approval by the Administrative Committee.

Notes Receivable from Participants

Under the Plan document, participants may borrow up to 50% of their employee contribution account balance or $50,000, whichever is less. Company contributions are not available for loans. Loans must be repaid by the participant within five years, unless the loan is used to acquire the participant’s primary residence in which case the term may not exceed ten years. The loan interest is 1% over the prime lending rate on the first day of the Plan year (January 1) coinciding with the year in which the loan is granted. Interest rates on outstanding loans at December 31, 2013, ranged from 4.25% to 10.50%. Loans mature at various dates through November 2023 and are generally paid through payroll deductions.

Plan Termination

The Company has the right under the Plan document to amend or terminate the Plan. In the event of termination of the Plan, the assets of the Plan will be distributed to the participants in accordance with the Plan document.

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on an accrual basis. The following is a summary of significant policies which are in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and are consistently followed by the Plan in the preparation of its financial statements.

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

Valuation of Investments

The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 7 for disclosure of the Plan’s fair value measurements. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common/collective trust (investment contract) as well as the adjustment of the common/collective trust from fair value to contract value relating to the underlying investment contracts. The objective of the common/collective trust is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital by investing in assets and entering into contracts issued by third-parties and investing in cash equivalents represented by shares in a money market fund. See Note 8 for further information of the common/collective trust.

Investment Earnings

Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents the net appreciation in the fair value of its investments in the Statement of Changes in Net Assets Available for Benefits. Net appreciation consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Contributions

Participant contributions and Company matching contributions are recorded in the period the Company makes the payroll deductions. Company discretionary contributions, if any, are recorded in the period in which they were declared.

Benefits Paid to Participants
Benefits paid to participants are recorded when paid.

Plan Expenses
Investment management fees and administrative fees charged by the Trustee are paid by the Plan. All other expenses, including legal, accounting, and other services, are paid by the Company.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in various combinations of investment securities. Investment securities are exposed to various risks including, but not limited to, interest rates, market conditions, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits in future periods.

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

Concentration of Market Risk

At December 31, 2013 and 2012, approximately 49% and 50% of the Plan’s net assets available for benefits were invested in the Donaldson Company, Inc. Common Stock Fund, respectively. The underlying value of this fund is dependent on the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits in future periods.

3.	Investments
The investments that represent 5% or more of the Plan’s net assets available for benefits were as follows as of December 31:

	2013	2012
Donaldson Company, Inc. Common Stock Fund	$321,936,564	$275,431,334
Fidelity Contrafund K	68,306,708	53,115,493
Fidelity Managed Income Portfolio II Fund	35,950,543	34,256,485
Fidelity Equity Income K Fund	33,945,187	*
PIMCO Total Return Fund	*	28,221,711

*Investment did not exceed 5% or more of the Plan’s net assets available for benefits.

During the year ended December 31, 2013, investments had net appreciation in value as follows:

Net appreciation of mutual funds	$39,518,174
Net appreciation of Company common stock	82,727,754
$122,245,928

At December 31, 2013, the Donaldson Company, Inc. Common Stock Fund consisted of 7,384,858 shares of the Company’s common stock valued at $321,935,011 and $1,553 in the Fidelity Institutional Cash Portfolio which consists mainly of cash. At December 31, 2012, the Donaldson Company, Inc. Common Stock Fund consisted of 8,385,839 shares of the Company’s common stock valued at $275,430,157 and $1,177 in the Fidelity Institutional Cash Portfolio.

Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan
Notes to Financial Statements December 31, 2013 and 2012

4.	Nonparticipant-Directed Investments

At December 31, 2013 and 2012 the balance in the nonparticipant-directed portion of the Donaldson Company, Inc. Common Stock Fund totaled $321,936,564 and $275,431,334, respectively. Information about the significant components of the changes in net assets available for benefits relating to the nonparticipant-directed investments is as follow:

Year-ended December 31, 2013
Changes in Nonparticipant-Directed Net Assets of
Donaldson Company, Inc. Common Stock Fund:
Contributions	$4,484,985
Interest and dividend income	2,700,598
Net appreciation	82,727,754
Benefits paid to participants	(28,444,716)
Administrative expenses	(25,850)
Net transfers to participant-directed investments	(14,937,541)
$46,505,230

5.	Tax Status

The Plan has received a favorable determination letter from the IRS, dated September 14, 2013, stating that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (the Code) and is therefore generally exempt from federal income taxes under provisions of Section 501(a). The Plan has been amended and restated on August 1, 2013, after being submitted for the determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan. The effects of an uncertain tax position are recognized in the financial statements when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

6.	Related Party Transactions

Participants have the option to direct their contributions to be invested in mutual funds, which are sponsored by the Trustee, and a Company stock fund comprised primarily of Donaldson Company, Inc. common stock. The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in the Company’s common stock. For the year ended December 31, 2013 purchases and sales of the securities under the Trustee’s control were $87,306,619 and $110,926,273, respectively.

7.	Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification Topic 820 (ASC 820) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below.

Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan
Notes to Financial Statements December 31, 2013 and 2012

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.
Level 2 – Inputs include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in markets that are not active;
•	Inputs other than quoted prices that are observable for the asset or liability; and
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the year ended December 31, 2013.

Donaldson Company, Inc. Common Stock Fund: Investments in the Donaldson Company, Inc. Common Stock Fund are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Investments in mutual funds are stated at fair value based on quoted market prices.

Common/Collective trusts: Investments in the common/collective trust are valued at contract value, which approximates fair value. It is the policy of the common/collective trust to use its best efforts to maintain a stable net asset value of $1.00 per unit, although there is no guarantee that the common/collective trust will be able to maintain this value. The common/collective trust uses independent pricing services approved by the Trustee to value its investments. When current market prices or quotations are not readily available or reliable, valuations may be determined in good faith in accordance with procedures adopted by the Trustee. Factors used in determining value may include market or security specific events, changes in interest rates, and credit quality.

The Plan reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a transfer between levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1, Level 2, or Level 3 resulting from changes in valuation inputs or methods during the years ended December 31, 2013 or 2012.

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan
Notes to Financial Statements December 31, 2013 and 2012

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Donaldson Company, Inc. Common Stock Fund	$321,936,564	$—	$—	$321,936,564
Mutual Funds and Interest Bearing Cash	292,588,152	—	—	292,588,152
Common/Collective Trust	—	36,463,822	—	36,463,822
Total assets at fair value*	$614,524,716	$36,463,822	$—	$650,988,538

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Donaldson Company, Inc. Common Stock Fund	$275,431,334	$—	$—	$275,431,334
Mutual Funds and Interest Bearing Cash	233,174,510	—	—	233,174,510
Common/Collective Trust	—	35,233,734	—	35,233,734
Total assets at fair value**	$508,605,844	$35,233,734	$—	$543,839,578

*   The fair value of assets in the Plan as of December 31, 2013 were invested approximately 79% in Mid/Large Cap Companies, 10% in Fixed Income, 6% in Small Cap Companies, 4% in Foreign Companies and 1% in other.

**  The fair value of assets in the Plan as of December 31, 2012 were invested approximately 78% in Mid/Large Cap Companies, 13% in Fixed Income, 5% in Small Cap Companies, 3% in Foreign Companies and 1% in other.

Investment Contract with Company

The Plan has a fully benefit-responsive investment contract with Fidelity Management Trust Company (FMTC), the Fidelity Managed Income Portfolio II (MIP II or Common/Collective trust). The objective of the MIP II is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, MIP II invests in assets and enters into contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by FMTC. Contract value represents contributions made under the contract, plus interest and dividends credited, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value. Withdrawals prompted by certain events, including premature termination of the contract by the Plan, plant closings, layoffs, Plan termination, bankruptcy, mergers, and early retirement incentives, may be paid at market value, which may be less than book value. The Company believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable.

Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan
Notes to Financial Statements December 31, 2013 and 2012

FMTC is contractually obligated to pay the principal and any interest and dividends that have been credited to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%.

	2013	2012
Rate of return on investments underlying the contract*	1.59%	1.73%
Based on interest rate credited to participants**	1.14%	1.28%

*Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

**Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

At December 31, 2013, the Plan had no unfunded commitments related to the common/collective trust. Redemptions made in order to accommodate a participant-directed exchange to another investment option may be made on any business day, provided that the exchange is not directed into a competing fund (money market funds or certain other types of fixed income funds). Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur, and may be subject to certain redemption fees.

9.	Subsequent Events
The Plan has evaluated subsequent events through the date that the financial statements were issued, for events requiring recording or disclosure in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULES

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2013
EIN 41-0222640
Plan Number 007

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including the Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Donaldson Company, Inc. Common Stock Fund	Common Stock, 7,384,858 shares participation	$66,641,277	$321,936,564
*	Fidelity Contrafund K	Mutual Fund, 711,010 units of participation	**	68,306,708
*	Fidelity Managed Income Portfolio II Fund	Common/Collective Trust, 35,950,543 units of participation	**	36,463,822
*	Fidelity Equity Income K Fund	Mutual Fund, 578,480 units of participation	**	33,945,187
	PIMCO Total Return Fund	Mutual Fund, 2,328,372 units of participation	**	24,890,294
	Schroeder U.S. Opportunities Fund	Mutual Fund, 912,960 units of participation	**	23,755,229
*	Fidelity Diversified International K	Mutual Fund, 540,667 units of participation	**	19,918,155
*	Fidelity Freedom K 2020	Mutual Fund, 1,199,615 units of participation	**	17,850,276
	Spartan 500 Index Fund	Mutual Fund, 199,372 units of participation	**	13,056,858
*	Fidelity Freedom K 2025	Mutual Fund, 785,746 units of participation	**	12,186,921
*	Fidelity Freedom K 2030	Mutual Fund, 713,532 units of participation	**	11,316,620
*	Fidelity Freedom K 2015	Mutual Fund, 710,549 units of participation	**	10,118,218
	Brokeragelink Fund	Mutual Fund, 9,275,052 units of participation	**	9,275,052
*	Fidelity Freedom K 2040	Mutual Fund, 524,694 units of participation	**	8,641,715
*	Fidelity Freedom K 2035	Mutual Fund, 506,993 units of participation	**	8,304,538
	American Beacon Small Cap Value	Mutual Fund, 265,763 units of participation	**	7,226,105
	Dodge & Cox International	Mutual Fund, 136,222 units of participation	**	5,862,973
*	Participant Loans	Participant loans receivable, interest rates from 4.25% to 10.5%, payable through November 2023	$0	5,297,043
	Roxbury Small Cap Growth Fund	Mutual Fund, 173,051 units of participation	**	4,931,952
	Vanguard Inflation Protected Fund	Mutual Fund, 116,480 units of participation	**	2,966,746
*	Fidelity Freedom K 2045	Mutual Fund, 162,922 units of participation	**	2,737,084
*	Fidelity Freedom K 2050	Mutual Fund, 132,145 units of participation	**	2,229,286
*	Fidelity Freedom K 2010	Mutual Fund, 155,568 units of participation	**	2,182,616
*	Fidelity Freedom K Income	Mutual Fund, 145,307 units of participation	**	1,737,873
*	Fidelity Freedom K 2055	Mutual Fund, 58,711 units of participation	**	708,641
*	Fidelity Freedom K 2005	Mutual Fund, 32,672 units of participation	**	439,105
				$656,285,581

*	Denotes party-in-interest.
**	Historical cost information is omitted as it is not required by the Department of Labor under the instructions to the Form 5500 for participant-directed accounts.

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Schedule H, line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2013
EIN 41-0222640
Plan Number 007

	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
	Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain

*	Donaldson	Common	—	$36,612,361	—	—	$7,902,534	$36,612,361	$28,709,827
	Company	Stock Fund

*	Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONALDSON COMPANY, INC. RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN (Name of Plan)

Date	June 16, 2014	By:	Donaldson Company, Inc., the Plan Administrator

		By:	/s/ James F. Shaw
James F. Shaw Vice President, Chief Financial Officer